[Sullivan & Cromwell LLP Letterhead]
Via EDGAR
December 13, 2005

Mr. Mark Webb,
Legal Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Thomas Weisel Partners Group, Inc.
Registration Statement on Form S-1
File No. 333-129108

Dear Mr. Webb:
          On behalf of our client, Thomas Weisel Partners Group, Inc. (the “Company”), we have set forth below the Company’s responses to the comments contained in the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 16, 2005, relating to the registration statement on Form S-1 (File No. 333-129108) (the “Registration Statement”) filed by the Company on October 19, 2005. The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment reflects the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom.
          Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for the adequacy and accuracy of the information as well as the disclosure in the Registration Statement. The Company also acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Registration Statement, and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Webb	Securities and Exchange Commission

          For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.
General
1.	Please provide a price range, selling stockholder information, and fill in all corresponding blanks as soon as possible. Since the price range, in particular, triggers a number of disclosure matters, we will need sufficient time to process the amendments when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on.
          The Company and the underwriters intend to include price range information and the related disclosure (including a completed beneficial ownership table) in a subsequent amendment to the Registration Statement that will be filed as soon as practicable. The Company appreciates the Staff’s willingness to proceed with its review of the Registration Statement prior to inclusion of such information.
2.	Please revise to delete or clearly explain all business jargon. As examples only, we note the terms “high-touch,” “unconflicted,” “integrated,” “entrepreneurial,” “performance-oriented,” “deep domain expertise,” and “differentiated lifecycle approach.”
          The Company has revised the disclosures throughout the Amendment in response to the Staff’s comment.
3.	Please revise to avoid the use of promotional language. We note, as examples only, the following on page 3: “We have proven ourselves to be a valuable strategic advisor....”; “...provides valuable industry and company insights...”; and “high-quality trade execution.”
          The Company has revised the disclosures throughout the Amendment in response to the Staff’s comment.
General
4.	Please note the updating requirements of Rule 3-12 of Regulation S-X when filing your next amendment.
          The financial statements contained in the Amendment have been updated to remain current, within the meaning of Rule 3-12 of Regulation S-X. As further amendments to the Registration Statement are filed, the Company will consider whether financial statements are required to be updated to comply with this rule.

Mr. Webb	Securities and Exchange Commission

5.	Please file an updated consent from your independent accountants with your next amendment.
          An updated consent from the Company’s independent registered public accounting firm has been filed as Exhibit 23.1 to the Amendment.
Risk Factors, page 10
6.	Please include a risk factor on losses in recent periods.
          The Company has added a risk factor on pages 13-14 to describe the risks resulting from the Company’s losses in recent periods in response to the Staff’s comment.
7.	Some of your risk factors use language like “there can be no assurance,” when the risk is not your ability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.
          The Company has revised the disclosures on pages 11, 12, 15, 17 and 18 in response to the Staff’s comment.
Increase in capital commitments in our trading, underwriting and other businesses increases the potential for significant losses, page 14
8.	You disclose that in order to win business investment banks are increasingly committing to purchase large blocks of stock from issuers or significant shareholders, instead of the more traditional marketed underwriting process, in which marketing was typically completed before an investment bank committed to purchase securities for resale. Please tell us how you account for commitments to purchase nonpublic stock prior to the initial public offering of these securities.
          The Company supplementally advises the Staff that, as part of its investment banking business, the Company only purchases large blocks of stock, either from the issuers or their significant shareholders, in cases where these issuers are already subject to public reporting requirements with the Commission. The Company does not engage in block trades involving nonpublic stock prior to the initial public offering of these securities.
Our independent registered public accounting firm identified a material weakness..., page 16
9.	Please revise to clarify how failure to achieve and maintain an effective internal control environment could have a material adverse effect on your business and the price of your stock.

Mr. Webb	Securities and Exchange Commission

          The Company has revised the disclosure on page 17 in response to the Staff’s comment.
Dilution, page 25
10.	Please revise to provide a table contrasting the public contribution and the effective cash contribution of insiders.
          The Company has revised the disclosure on page 25 in response to the Staff’s comment.
Capitalization, pages 27-28
11.	Please tell us the amount allocated for the Nomura warrant and how it was determined.
          The Company supplementally advises the Staff that the Nomura warrant will be accounted for in accordance with Accounting Principles Board (“APB”) Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. APB Opinion No.14 requires the proceeds from the sale of stock purchase warrants to be accounted for as paid-in capital.
          The Company will calculate the fair value of the Nomura warrant once the initial public offering price per share of the Company’s common stock is determined. The Company will use an option-pricing model incorporating an exercise price based on such initial offering price per share. Accordingly, the Company will disclose the amount of additional paid-in capital allocated for the Nomura warrant in the pro forma capitalization table and the pro forma condensed consolidated statement of financial condition when such fair value is ultimately determined.
Unaudited Pro Forma Condensed Financial Information, pages 29-37
12.	Please revise the unaudited pro forma condensed consolidated statements of operations and the condensed consolidated statement of financial condition to delete the effect of offering proceeds (columns six and seven).
          The Company has revised the disclosures on pages 31, 32 and 36 in response to the Staff’s comment.
Management’s Discussion And Analysis Of Financial Condition And Results Of Operations - Overview, page 41
13.	Please confirm that reporting information for the business as a single segment meets the requirements of SFAS 131, especially paragraph 17.

Mr. Webb	Securities and Exchange Commission

          The Company supplementally advises the Staff that the Company’s response to the Staff’s Comment 13 was previously provided to the Staff in the memorandum (the “Memorandum”), dated December 4, 2005, from us to Ms. Christina Harley of the Commission, a copy of which is attached to this letter.
Revenues - Asset Management, page 43
14.	You disclose that asset management revenues include private equity management fees you earn from the investment partnerships managed. Please revise the disclosure to state the amount of management fees waived during each period for which an income statement is provided and cite the accounting literature that you relied upon for recording these fees as allocations of investment gains to your capital account in these partnerships.
          The Company supplementally advises the Staff that the Company’s response to the Staff’s Comment 14 was previously provided to the Staff in the Memorandum. In addition, the Company has revised the disclosure on page 43 in response to the Staff’s comment.
Years Ended December 31, 2004, 2003 and 2002, page 48
15.	Please revise the disclosure to state the amount of increase in asset management revenues due to additional revenues recorded through allocations of investment gains to your capital account for management fees the company previously waived.
          The Company has revised the disclosure on page 48 in response to the Staff’s comment.
Operating Expenses And Employees
Compensation And Benefit Expense - Six Months Ended June 30, 2005 versus June 30, 2004, pages 48-49
16.	Please revise the amount of increase in employee compensation and benefits expense in the first six months of 2005 to reflect the financial information presented.
          The Company has revised the disclosure on page 49 in response to the Staff’s comment.
Non-Compensation Expenses
Years Ended December 31, 2004, 2003 and 2002, page 50
17.	Please revise the discussion of floor brokerage and trade execution expense to state that expense increased.

Mr. Webb	Securities and Exchange Commission

          The Company has revised the disclosure on page 50 in response to the Staff’s comment.
Market Risk, pages 53-54
18.	You disclose that the company trades in equity and convertible debt securities as an active participant in both listed and OTC equity and convertible markets. Please tell us how you facilitate market-making activities by maintaining securities in inventory yet state that you do not engage in proprietary trading.
          The Company supplementally advises the Staff that it does not maintain a proprietary trading desk or engage in proprietary trading within the customary understanding of that term in the securities industry. Notwithstanding this, the Company will maintain overnight positions in individual securities in support of its customer trading activities. These positions facilitate the Company’s trading activities, either through the Company’s willingness to commit its capital to support customer trading or by enabling the Company to react more rapidly to customer orders. Although the Company’s trading desks are expected to minimize overnight positions in securities and to minimize market exposure, the Company will, at any particular time, have a number of long and short positions in individual securities. Most of these are positions that were originally taken in support of customer orders. The Company will occasionally also take relatively small long or short positions in securities that tend to be actively traded by the Firm’s institutional brokerage customers. By providing this liquidity, the Company is able to be more responsive to customer orders for these securities which the Company believes will improve its market share among orders placed by its customers.
          The Company maintains separate securities accounts which it labels internally as proprietary trading accounts. Positions in these accounts generally arise from the transfer of securities from customer facilitation accounts when the trading desk is seeking to distribute securities acquired through execution of a large customer order. These transfers are typically made when the trading desk determines that, were it to liquidate the position within a single trading day, the trading loss ratio for that customer order would be negatively impacted. The Company views this practice largely as a risk management tool. The transfer reduces the Company’s overall exposure by transferring the securities at a fixed price and removing responsibility from the trading desk, thus enabling the position to be liquidated, ideally at a price that is no lower than the price at which the securities were transferred from the trading account.

Mr. Webb	Securities and Exchange Commission

Brokerage, page 63
19.	We note the use of the word “generally” in the sentence in the first paragraph that begins, “In addition, unlike many other investment banks...” Please tell us under what circumstances the company does engage in proprietary trading for its own account and host prime brokerage and derivatives businesses.
          The Company supplementally advises the Staff that, although the Company generally does not engage in proprietary trading, it may use a variety of risk management techniques and hedging strategies in the ordinary course of its trading business to facilitate customer trades, including maintaining long and short positions in related securities and using certain derivative instruments (such as credit default swaps), with the intent of liquidating these proprietary positions as soon as practicable. The Company does not engage in proprietary trading for purposes of generating profits or use derivatives for speculative purposes. In addition, the Company currently does not host any prime brokerage business.
Executive Compensation, page 81
20.	In footnote (b) to the 2004 Compensation table, please clarify what is meant by “personal office services.”
          The Company has revised the disclosures on pages 83 and 99 in response to the Staff’s comment.
Executive Agreements, page 82
21.	Please clarify what is meant by the “the differences specifically noted in the description below,” since there do not appear to be any individual differences noted in the description of the material terms of the employment agreements.
          The Company has revised the disclosure on page 83 in response to the Staff’s comment.
The Initial Public Offering Awards, page 85
22.	Please advise us what exemption from registration you are relying on for these awards and for each issuance of securities in the transactions leading to the public offering.
          The Company supplementally advises the Staff that it intends to file a registration statement on Form S-8, promptly following the effectiveness of the Registration Statement, to register shares of common stock of the Company issuable under its equity

Mr. Webb	Securities and Exchange Commission

incentive plan, including shares underlying the restricted stock units to be granted to substantially all of its employees upon the completion of this offering. The Company also understands that it has been the view of the Staff that grants of restricted stock that vest over a period of time and provide for forfeiture if the recipient ceases to be an employee prior to the end of a vesting period may be granted to a broad class of employees under the “no-sale” theory without registration under the Securities Act of 1933, as amended (the “Securities Act”). See, e.g., Capital Guaranty Corp., SEC No-Action Letter (July 2, 1987); Credithrift Financial Inc., SEC No-Action Letter (Aug. 25, 1980).
          As part of its reorganization transactions the terms of which were agreed upon prior to the filing of the Registration Statement, the Company will issue shares of its common stock, certain promissory notes and a warrant to the members of TWPG LLC, in exchange for their membership interests in TWPG LLC, upon the completion of the reorganization transactions. The issuance of these shares of common stock, the promissory notes and the warrant to the members of TWPG LLC will not be registered under the Securities Act, because such securities will have been offered and sold in transactions exempt from registration under the Securities Act pursuant to Section 4(2) and Rule 506 thereunder.
Selling shareholders, page 92
23.	Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.
          The Company supplementally advises the Staff that, to the Company’s current knowledge, no shareholder that has indicated the intention to be a selling shareholder in this offering is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer, other than as described in the paragraph below.
          Nomura America Investment, Inc. (“NAI”), which may be a selling shareholder in this offering, has informed the Company as follows: NAI, a wholly-owned subsidiary of Nomura Holdings, Inc., is affiliated with Nomura Securities International, Inc., a registered broker-dealer in the United States and an indirect wholly-owned subsidiary of Nomura Holdings, Inc. NAI acquired its limited liability company interest (the “LLC Interest”) in TWPG LLC as an investment and, in connection with the plan of reorganization relating to TWPG LLC, will acquire its shares of the Company’s common stock as an investment.
24.	For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

Mr. Webb	Securities and Exchange Commission

          As stated in the Company’s response to the Staff’s Comment 23 above, to the Company’s current knowledge, no shareholder that has indicated the intention to be a selling shareholder in this offering is a broker-dealer.
25.	If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:
- purchased the securities in the ordinary course of business; and
- at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
          Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.
          As stated in the Company’s response to the Staff’s Comment 23 above, to the Company’s current knowledge, no shareholder that has indicated the intention to be a selling shareholder in this offering is an affiliate, as defined by Rule 405, of a broker-dealer, other than NAI.
          NAI has informed the Company as follows:
          With respect to NAI, NAI believes that the appropriate time for the satisfaction of the conditions specified above is the date of the original investment by NAI in TWPG LLC. NAI purchased the LLC Interest on October 31, 2001 in the ordinary course of its business and, at such time, had no agreements or understandings, directly or indirectly, with any person to distribute such securities. In fact, the transfer of the LLC Interest is restricted pursuant to the terms of the limited liability company agreement of TWPG LLC, and NAI has held the LLC Interest since the original investment was made.
          However, notwithstanding the belief that the appropriate time for the satisfaction of the conditions specified above is the date of the original investment, NAI and the Company further believe that the specified conditions were also satisfied on October 13, 2005 when NAI consented to the plan of reorganization relating to TWPG LLC and thereby agreed to acquire shares of the Company’s common stock upon consummation of the reorganization for the reasons set forth below.
          With respect to the first condition, since the LLC Interest is the sole asset of NAI, the acquisition by NAI of shares of the Company’s common stock upon conversion of the

Mr. Webb	Securities and Exchange Commission

LLC Interest in connection with the plan of reorganization would also be in the ordinary course of NAI’s business. With respect to the second condition, at the time NAI gave its consent to the plan of reorganization and thereby agreed to acquire shares of the Company’s common stock, NAI had no agreements or understandings, directly or indirectly, with any person to distribute the Company’s common stock.
          With respect to the second condition, NAI respectfully submits that neither the conditional right of NAI to participate as a selling shareholder, nor the customary registration rights it will receive upon consummation of the reorganization, would constitute a direct or indirect agreement or understanding to distribute the Company’s common stock. First, NAI’s ability to participate as a selling shareholder is conditioned upon California Public Employees’ Retirement System (“CalPERS”) being permitted to sell its shares of the Company’s common stock, in which case NAI will have the right to participate, should it choose to do so, on a pro rata basis and subject to the same reasonable requirements or restrictions that may be imposed on CalPERS by the underwriters. Furthermore, NAI has informed the Company that, should it ultimately be permitted to do so, NAI has not yet made a decision as to whether or not it will be a selling shareholder. In addition, the right to receive customary registration rights upon consummation of the reorganization does not constitute a direct or indirect agreement or understanding with any person to distribute the Company’s common stock, since NAI did not have, at the time it consented to the reorganization, and will not have, at the time such registration rights agreement is executed and delivered by the Company, any direct or indirect agreement or understanding to actually resell any shares of the Company’s common stock under any future registration statement which may be filed by the Company pursuant to such agreement.
          Accordingly, for the foregoing reasons, NAI respectfully submits that the conditions specified above are met and, in the event NAI elects to sell its shares of the Company’s common stock as a selling shareholder, NAI would not be acting as an underwriter in connection with the offering. Based on the foregoing analysis, the disclosure on page 93 has been revised to state that (i) both the original investment by NAI in TWPG LLC and the receipt of shares of the Company’s common stock upon consummation of the reorganization are in the ordinary course of NAI’s business and (ii) at the time of NAI’s original purchase of the LLC Interest, and at the time NAI consented to the reorganization and thereby agreed to acquire shares of the Company’s common stock upon consummation of the reorganization, NAI had no agreements or understandings, directly or indirectly, with any person to distribute such securities.
26.	With respect to each selling shareholder that is not a natural person, please confirm that the entity is a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act. If not, you must identify the natural person or persons having voting and investment control over the securities they hold. Refer to telephone interpretation 4S. in the Regulation

Mr. Webb	Securities and Exchange Commission

S-K section of the March 1999 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov, and revise or advise.
          The Company has revised the disclosures on pages 94-95 in response to the Staff’s comment.
Description of Capital Stock, page 97
27.	Please delete all qualification in the first paragraph suggesting that the disclosure cannot be relied upon by investors.
          The Company has revised the disclosure on page 100 in response to the Staff’s comment.
Financial Statements - Thomas Weisel Partners Group LLC And Subsidiaries
Index to Consolidated Financial Statements, page F-1
28.	Please expand the disclosure to state that Thomas Weisel Partners Group Inc. is a Delaware corporation created in contemplation of this offering on September 28, 2005 and explain why the financial statements of this entity have not been presented.
          The Company has revised the disclosure on page F-1 in response to the Staff’s comment.
29.	Please define the term “Firm”.
          The Company has revised the disclosure on page F-1 in response to the Staff’s comment.
Consolidated Statement Of Financial Condition, page F-3
30.	Please revise to provide pro forma disclosure on the face of the consolidated statement of financial condition for changes in capitalization and distributions to partners at or prior to the closing of the initial public offering.
          The Company supplementally advises the Staff that the Company’s response to the Staff’s Comment 30 was previously provided to the Staff in the Memorandum.

Mr. Webb	Securities and Exchange Commission

Consolidated Statement Of Operations, page F-4
32.	Please revise to provide pro forma tax, compensation expense and EPS data on the face of the historical statements for the latest year and interim period.
          The Company supplementally advises the Staff that, as indicated in the Company’s response to the Staff’s Comment 30 above, the pro forma information in the Registration Statement has been prepared in accordance with Rule 11-01 of Regulation S-X.
          In preparing its response to the Staff’s Comment 32, which supersedes the initial response to the same comment previously provided to the Staff in the Memorandum, the Company has also considered the literature provided in the Commission’s Staff Training Manual, Topic Three, Article IV, Section A:
          “A.    Sub-Chapter S Corporations and Partnerships [SP]
     1.    If the issuer was formerly a Sub-S, partnership or similar tax exempt enterprise, pro forma tax and EPS data should be presented on the face of historical statements for the periods identified below.
     a)    If necessary adjustments include more than adjustments for taxes, limit pro forma presentation to latest year and interim period.
     b)    If necessary adjustments include only taxes, pro forma presentation for all periods presented is encouraged, but not required.
     2.    In filings for periods subsequent to become taxable, pro forma presentations reflecting tax expense for earlier comparable periods should continue to be presented for periods prior to becoming taxable and for the period of change if the registrant elects to present pro forma information for all periods pursuant to IV.A.1.b above. Such pro forma presentations should continue to calculate the pro forma tax expense based on statutory rates in effect for the earlier period.”
          The Company previously included, within the “Summary Consolidated Financial Data” and “Selected Consolidated Financial and Other Data,” the pro forma income (loss) before tax and the pro forma net income. The Company has expanded the disclosures in these two sections, on pages 7 and 40, to include condensed income statement information on a pro forma basis. The Company will also include pro forma earnings per share data in these two sections as soon as they become available. The Company believes presentation of the pro forma income statement information on the audited historical financial statements within the F pages is less desirable as the pro forma numbers are unaudited, and the Company would have to include all the footnotes and introductory information in order to adequately explain the reasoning behind including the pro forma numbers in the audited financial statements. Consistent with the

Mr. Webb	Securities and Exchange Commission

Company’s review of Form S-1s for comparable offerings, the Company has not provided the pro forma disclosure of the type suggested within the F pages.
Note 6 - Investments In Partnerships And Other Securities, page F-17
33.	Please revise to state the amount of special profits distributions for each period that represent allocations in lieu of management fees that would otherwise have been payable to Thomas Weisel Capital Management LLC (TWCM) by the underlying partnerships regardless of the underlying performance of the partnership but which were waived by the Firm.

The Company has revised the disclosure on page F-17 in response to the Staff’s comment.
Note 12 - Employee Benefits, page F-20
34.	You disclose that the Firm has adopted an “equity award plan” under which employees of the Firm may receive awards or distribution of up to 10% of the value of the Firm on a liquidating event, which includes a sale of the Firm, the consummation of an initial public offering, or other similar event determined in the discretion of the Executive Committee. Please tell us how this will operate under the terms of the current transaction.

       The Company supplementally advises the Staff that, effective as of the completion of this offering, equity awards, as contemplated by the “equity award plan” of TWPG LLC, are expected to be granted to substantially all of the Company’s employees (other than partners) in the form of restricted stock units. These awards are expected to be made under the Company’s equity incentive plan, with the underlying shares registered on a registration statement on Form S-8 that will be filed with the Commission promptly following the effectiveness of the Registration Statement.
Note 13 - Commitments And Contingencies, page F-21
35.	You disclose that the Firm signed a forbearance agreement with the lessor of certain office space it occupies in San Francisco that provided a reduction in the rent payments from January 1, 2004 to March 16, 2005. In addition you disclose that the forbearance is to be reimbursed in the event the Firm merges with another entity or meets certain financial thresholds as described in the agreement but, that the Firm believes it is not probable that the forbearance will be reimbursed in the foreseeable future. Please tell us how you recorded this transaction and the accounting literature that you relied upon.

       The Company supplementally advises the Staff that the Company’s response to the Staff’s Comment 35 was previously provided to the Staff in the Memorandum.

Mr. Webb	Securities and Exchange Commission

Employee Retention Program And Unaccrued Guaranteed Compensation, page F-25
36.	You disclose that consistent with practice in prior years, in January 2005, the Firm awarded guaranteed retention compensation to certain partners and employees for the first half of 2005 which was accrued ratably in 2005 from the award date to the date of payment. Please tell us the detailed terms of the employee retention program and the amounts, and explain your consideration of paragraphs 8(a) and (b) of SFAS 5 in your decision to accrue for this expense in 2005.
          The Company supplementally advises the Staff that the Company’s response to the Staff’s Comment 36 was previously provided to the Staff in the Memorandum.
37.	You disclose that the Firm entered into guaranteed compensation agreements prior to December 31, 2004 for services to be provided after December 31, 2004 and that these obligations are being accrued ratably over the service period of the contracts. Please tell us the detailed terms of the guaranteed compensation agreements and the amounts, and explain your consideration of paragraphs 8 (a) and (b) of SFAS 5 in your decision not to accrue for this expense at December 31, 2004.
          The Company supplementally advises the Staff that TWPG LLC’s guaranteed compensation program described below includes amounts that were accrued in 2004. This guaranteed compensation program was a cash-based compensation tool intended to provide certain partners and employees of TWPG LLC with a guaranteed payment for services during defined periods ending on various dates in 2005, 2006 and 2007. Generally, these guaranteed compensation payments were subject to the following terms and conditions:
•	the guaranteed compensation payments are made on various fixed dates in 2005, 2006 and 2007, as specified in individual service agreements with partners and employees;

•	a partner or employee must be employed with TWPG LLC through the payment dates in order to receive his or her guaranteed compensation;

•	a partner or employee who left TWPG LLC voluntarily on or prior to the payment date would not be entitled to a guaranteed compensation;

•	a partner or employee whose employment was terminated for poor performance, misconduct or any violation of TWPG LLC’s policies or any regulatory policies on or prior to the payment date would not be entitled to a guaranteed compensation; and

Mr. Webb	Securities and Exchange Commission

•	a partner or employee whose employment was otherwise terminated by TWPG LLC on or prior to the payment date would be paid his or her guaranteed compensation, except for limited cases when agreements specify otherwise.
          In accordance with TWPG LLC’s policy, guaranteed compensation payments are approved by the Chief Administrative Officer of TWPG LLC and guaranteed compensation payments over $500,000 in total are approved by the Chief Executive Officer of TWPG LLC. All guaranteed compensation payments are reviewed periodically by the Executive Committee of TWPG LLC. After the Company becomes publicly traded and creates a Compensation Committee, all guaranteed compensation payments will be also periodically reviewed by the Compensation Committee.
          These guaranteed compensation payments were not part of the bonus paid to partners or employees of TWPG LLC for work performed in 2004, and were paid to a total of 18 partners and employees, with individual payments ranging from $75,000 to $1,725,000 in the nine months ended September 30, 2005.
          The Company considered the implications of SFAS No. 5 paragraphs 8(a) and (b) and concluded that no liability existed as of December 31, 2004 for services to be provided subsequent to December 31, 2004. The guaranteed compensation liability accrued over the service period which began at the dates the contracts were executed and ended at the date of payment. In the nine months ended September 30, 2005, no guaranteed compensation payments were made to partners and employees who voluntarily terminated their employment before the payment date. The accounting literature supporting this treatment is prescribed in paragraph 6a of APB Opinion No. 12 (Omnibus Opinion—1967) that addresses deferred compensation contracts:
“To the extent the terms of the contract attribute all or a portion of the expected future benefits to an individual year of the employee’s service, the cost of those benefits shall be recognized in that year. To the extent the terms of the contract attribute all or a portion of the expected future benefits to a period of service greater than one year, the cost of those benefits shall be accrued over that period of the employee’s service in a systematic and rational manner.”
          As a result of the above, we are accruing these guaranteed payments on a straight-line basis over the term of the agreements which commence on their execution date (the date the agreements are signed) and end on the date of payment. To the extent these contracts were entered into prior to December 31, 2004, amounts were recognized in that period on a pro-rata basis.

Mr. Webb	Securities and Exchange Commission

Note 17 - Subsequent Events, page F-27
38.	Please revise the pro forma financial information to reflect the subsequent event regarding the agreement pursuant to which the responsibility for management and operations of certain of the Firm’s private equity funds will be assumed by a new general partner such that as a result of the arrangements, the Firm does not expect to recognize future revenues in the form of management fees from Thomas Weisel Capital Partners, L.P. and affiliated funds, or TWCP but the Firm retains the right to receive distributions with respect to its capital account. In addition, please provide disclosure of the expected loss of $2.4 million (unaudited) in the fourth quarter of 2005 in connection with the closing of this transaction.
          The Company supplementally advises the Staff that the Company’s response to the Staff’s Comment 38 was previously provided to the Staff in the Memorandum. In addition, the Company has revised the disclosure on pages F-17 and F-27 in response to the Staff’s comment.

Mr. Webb	Securities and Exchange Commission

*     *     *
          The Company is grateful for the Staff’s assistance in this matter. Please do not hesitate to call me on (650) 461-5620 with any questions that you may have with respect to the foregoing.
Very truly yours,
/s/ Scott D. Miller
Scott D. Miller
(Attachment)

cc:	Donald Walker
Gregory Dundas
Christina Harley
(Securities and Exchange Commission)

David A. Baylor
Mark P. Fisher
Robert K. West
Jack Helfand
(Thomas Weisel Partners Group, Inc.)

Jeffrey D. Saper
Robert G. Day
(Wilson Sonsini Goodrich & Rosati, P.C.)

SULLIVAN & CROMWELL LLP
December 4, 2005

MEMORANDUM TO:	Christina Harley
(Securities and Exchange Commission)

FROM:	Scott D. Miller

RE:	Thomas Weisel Partners Group, Inc.:
Registration Statement on Form S-1
File No. 333-129108

     As previously discussed, we are providing in this memorandum, on behalf of our client Thomas Weisel Partners Group, Inc. (the “Company”), initial responses to several of the comments made in the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 16, 2005, relating to the registration statement on Form S-1 (File No. 333-129108) (the “Registration Statement”) filed by the Company on October 19, 2005. Early resolution of these comments will facilitate the Company’s preparation of its financial statements for the nine-month period ended September 30, 2005, which will be included in the Registration Statement.
     For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s draft response.
Management’s Discussion And Analysis Of Financial Condition And Results Of Operations - Overview, page 41
13.	Please confirm that reporting information for the business as a single segment meets the requirements of SFAS 131, especially paragraph 17.
     The Company supplementally advises the Staff that, in connection with this offering, management of the Company specifically evaluated whether it is required to report separate operating segment data in accordance with Statement of Financial Accounting Standard No. 131, Disclosure about Segments of an Enterprise and Related Information (“SFAS No. 131”).

     SFAS No. 131 defines an “operating segment” as a component of an enterprise that has each of the following three attributes:
•	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);

•	Its operating results are regularly reviewed by the enterprise’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance; and

•	It has discrete financial information available.
     Because the second requirement of the definition of “operating segment” is not satisfied, the Company has determined that it operates as a single operating segment for financial reporting purposes.
     The Company has determined that its Chairman and Chief Executive Officer, Thomas W. Weisel, is its chief operating decision-maker (the “CODM”) for purposes of SFAS No. 131. Mr. Weisel (and the Executive Committee which he chairs) receives and reviews a number of financial reports. Each of these financial reports follows the Company’s integrated business model approach and presents data on a firm-wide basis. This data includes separate presentation of revenues for each of the firm’s principal revenue generating activities (investment banking, brokerage and asset management), but none of these reports includes direct or indirect expenses allocated among these activities. No separate financial information is prepared for or reviewed by the CODM other than occasional ad hoc information prepared in response to specific questions by the CODM or other members of the Executive Committee.
     The CODM and the Executive Committee also reviews certain other financial information for unrelated purposes. For example, the CODM also serves as the chief executive officer of certain of the Company’s regulated subsidiaries and reviews and signs certain regulatory reports that contain financial data as required under applicable regulatory requirements. For example, the CODM, as chief executive officer of the Company’s regulated broker-dealer subsidiary, is required to certify monthly reports on Form X-17A-5 (“FOCUS Reports”). Although these FOCUS Reports include certain financial data regarding the Company’s broker-dealer subsidiary that is presented in a format prescribed by regulators, the CODM does not use that information “to make decisions about resources to be allocated” or to “assess performance”, as would be required under SFAS No. 131 in order for the operations reflected by that financial information to comprise a separate operating segment.
     Because segment information of this type is not regularly prepared or reviewed by the CODM, the Company has determined that it has a single operating and reporting segment in accordance with paragraph 10 of SFAS No. 131.

     In its determination that the Company has a single operating segment, the Company has not relied upon paragraph 17 of SFAS No. 131, which relates to the aggregation of two or more operating segments into one reportable segment.
Revenues — Asset Management, page 43
14.	You disclose that asset management revenues include private equity management fees you earn from the investment partnerships managed. Please revise the disclosure to state the amount of management fees waived during each period for which an income statement is provided and cite the accounting literature that you relied upon for recording these fees as allocations of investment gains to your capital account in these partnerships.
     The Company has revised the disclosure on page [43] in response to the Staff’s comment.1 The Company supplementally advises the Staff that the waived management fees are not recorded as allocations of investment gains to Thomas Weisel Partners Group LLC (“TWPG LLC”) or its affiliates’ capital accounts in these partnerships at the time that such management fees are waived. Rather, the waived management fees entitle TWPG LLC or its affiliates to receive future allocations of investment gains from the underlying partnerships in the event that gains are actually recognized by the partnerships in the future. Any such allocations of investment gains are only recorded when such gains are earned, which is at the time such investment gains are recognized by the underlying partnerships and allocated to TWPG LLC or its affiliates’ capital accounts in these partnerships in accordance with the provisions of the underlying partnerships’ partnership agreements. TWPG LLC accounts for its investments in these partnerships on the fair value method. Accordingly, the carrying amount of TWPG LLC or its affiliates’ investments is increased when such gains are allocated to TWPG LLC or its affiliates’ capital accounts.

[1]	The proposed revised disclosure is as follows:

“The total amount of investment partnership management fees which were waived and consequently resulted in deemed contributions by us are $45.5 million. For the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2005, the total amount of waived management fees were $7.5 million, $2.5 million, $2.1 million and $2.2 million, respectively. Of this amount, the total amount paid to us through allocations of gains in respect of our waived management fees is $12.6 million from our inception to date. The amount remaining available to be paid to us through allocations, which are subject to sufficient gains inside the investment partnerships, is only $23.7 million as we have transferred certain rights to certain individual investment managers. Should this amount be realized, we expect that it would be recorded incrementally over a number of years.”

Years Ended December 31, 2004, 2003 and 2002, page 48
15.	Please revise the disclosure to state the amount of increase in asset management revenues due to additional revenues recorded through allocations of investment gains to your capital account for management fees the company previously waived.
     The Company has revised the disclosures on page[s] [47 and 48] in response to the Staff’s comment.2
Financial Statements - Thomas Weisel Partners Group LLC And Subsidiaries
Index to Consolidated Financial Statements, page F-1
28.	Please expand the disclosure to state that Thomas Weisel Partners Group Inc. is a Delaware corporation created in contemplation of this offering on September 28, 2005 and explain why the financial statements of this entity have not been presented.
     The Company has revised the disclosure on page F-1 in response to the Staff’s comment.3
Consolidated Statement Of Financial Condition, page F-3
30.	Please revise to provide pro forma disclosure on the face of the consolidated statement of financial condition for changes in capitalization and distributions to partners at or prior to the closing of the initial public offering.
     The Company supplementally advises the Staff that the Company believes that, in preparing the pro forma information included in the Registration Statement, it has followed the guidelines outlined in Rule 11-02 of Regulation S-X.

[2]	The proposed additional disclosure is as follows:

“The total increase in revenues for 2003 and 2004 that resulted from allocation of investment gains on investment partnerships was $7.5 million and $9.1 million, respectively. The total amount of allocation of gains in respect of waived management fees for 2003 and 2004 was $4.3 million and $6.3 million, respectively, with the remainder of the gains being generated from direct investment allocations.”

[3]	The proposed additional disclosure is as follows:

“Thomas Weisel Partners Group, Inc. is a corporation created on September 28, 2005 in contemplation of the Firm’s initial public offering. As Thomas Weisel Partners Group, Inc. has no operating assets or activities prior to the completion of the offering, no financial statements of this entity have been presented.”

     To the extent the Staff’s above comment relates to possible transactions that could occur at or prior to the completion of the Company’s initial public offering, the Company supplementally advises the Staff that no such transactions are currently contemplated by the Company, either in the form of partner distributions or in the form of changes to partner capitalization, other than minor capitalization increases and decreases that may occur in the normal course.
     In addition, the Company has considered the guidance provided in the Commission’s Staff Training Manual, Topic Three, Article IV, Section B:
“B. Distributions to Promoters/Owners at or Prior to Closing of IPO [SAB 1B.3]
     1. If a planned distribution to owners (whether declared or not, whether to be paid from proceeds or not) is not reflected in the latest balance sheet but would be significant relative to reported equity, a pro forma balance reflecting the distribution accrual (but not giving effect to the offering proceeds) should be presented alongside the historical balance sheet in the filing.
     2. If a distribution to owners (whether already reflected in the balance sheet or not, whether declared or not) is to be paid out of proceeds of the offering rather than from the current year’s earnings, pro forma per share data should be presented (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year’s earnings) in addition to historical earnings per share. For purposes of this SAB, a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months.”
     For the Staff’s information, TWPG LLC will be paying its normal semi-annual distributions to its Class D and Class D-1 shareholders in advance of the completion of the Company’s initial public offering. However, as these distributions are being accrued in the financial statements, the Company does not believe a pro forma adjustment is required.
Consolidated Statement Of Operations, page F-4
32.	Please revise to provide pro forma tax, compensation expense and EPS data on the face of the historical statements for the latest year and interim period.
     The Company supplementally advises the Staff that, as indicated in the Company’s response to the Staff’s Comment 30 above, the pro forma information in the Registration Statement has been prepared in accordance with Rule 11-01 of Regulation S-X.

     The Company has previously included, within the Summary Consolidated Financial Data and Selected Consolidated Financial and Other Data, the pro forma income (loss) before tax and the pro forma net income. The Company has expanded the disclosures in these two sections to include condensed income statement information on a pro forma basis. The Company will also include pro forma earnings per share data in these two sections as soon as they become available.
Note 6 — Investments In Partnerships And Other Securities, page F-17
33.	Please revise to state the amount of special profits distributions for each period that represent allocations in lieu of management fees that would otherwise have been payable to Thomas Weisel Capital Management LLC (TWCM) by the underlying partnerships regardless of the underlying performance of the partnership but which were waived by the Firm.
     The Company has revised the disclosure on page F-[17] in response to the Staff’s comment.4
Note 13 — Commitments And Contingencies, page F-21
35.	You disclose that the Firm signed a forbearance agreement with the lessor of certain office space it occupies in San Francisco that provided a reduction in the rent payments from January 1, 2004 to March 16, 2005. In addition you disclose that the forbearance is to be reimbursed in the event the Firm merges with another entity or meets certain financial thresholds as described

[4]	The proposed revised disclosure is as follows:

“Included in private equity investments are the general partner investments in investment partnerships and the adjustments recorded to reflect these investments at fair value. The Firm waived and continues to waive certain management fees with respect to certain of these partnerships. These waived fees constitute deemed contributions to the investment partnerships that serve to satisfy the Firm’s general partner commitment, as provided in the underlying investment partnerships’ partnership agreements. The Firm had not always been the owner of all of the deemed contributions as individual partners originally owned the rights to certain deemed contributions. In 2002, the rights to the deemed contributions owned by individuals were purchased by the Firm for $11.9 million. This constituted an investment asset that is also subject to fair value adjustments. The total increase in revenues for 2003 and 2004 that resulted from allocation of investment gains on investment partnerships was $7.5 million and $9.1 million, respectively. Of this amount, the total amount of allocation of gains in respect of waived management fees for 2003 and 2004 was $4.3 million and $6.3 million, respectively, with the remainder of the gains being generated from direct investment allocations. For the nine months ended September 30, 2005, the total allocation of investment gains is $0.7 million.”

in the agreement but, that the Firm believes it is not probable that the forbearance will be reimbursed in the foreseeable future. Please tell us how you recorded this transaction and the accounting literature that you relied upon.
     The Company supplementally advises the Staff that the forbearance agreement was intended to provide financial relief to TWPG LLC as the market rate for the commercial office space in San Francisco had declined significantly since the inception of the lease. The lessor agreed to the forbearance terms with the understanding that, if TWPG LLC were to achieve certain financial thresholds, the forbearance amount would be repaid. Specifically, the financial thresholds relate to net income or revenue targets. These financial thresholds were set at a level such that achieving the required results was not probable. The forbearance agreement also included a provision that, should TWPG LLC merge with another entity and thus achieve access to a larger capital base, the forbearance amount would be repaid. The specific circumstances of an initial public offering were not addressed in the forbearance agreement. TWPG LLC discussed the proposed initial public offering with the lessor and received an indication from the lessor that TWPG LLC’s initial public offering would not trigger a requirement that the forbearance amount be repaid. This is consistent with TWPG LLC management’s view of the agreement’s terms. TWPG LLC continues to believe the likelihood that the financial thresholds contained within the forbearance agreement will be met is not probable as that term is defined in SFAS No. 5, Accounting for Contingencies. Emerging Issues Task Force (“EITF”) Issue No. 98-9, Accounting for Contingent Rent, defines contingent rent as rent based on the lessee’s operations, such as a future specified sales target. The EITF consensus indicates that “a lessee should recognize contingent rental expense prior to the achievement of the specified target that triggers the contingent rental expense, provided that achievement of that target is considered probable.” As mentioned above, TWPG LLC does not believe that achievement of the specified target net income or revenue amounts is probable. The maximum forbearance amount is $3.3 million.
Employee Retention Program And Unaccrued Guaranteed Compensation, page F-25
36.	You disclose that consistent with practice in prior years, in January 2005, the Firm awarded guaranteed retention compensation to certain partners and employees for the first half of 2005 which was accrued ratably in 2005 from the award date to the date of payment. Please tell us the detailed terms of the employee retention program and the amounts, and explain your consideration of paragraphs 8(a) and (b) of SFAS 5 in your decision to accrue for this expense in 2005.
     The Company supplementally advises the Staff that TWPG LLC’s 2005 retention bonus program was a cash-based retention tool intended to provide certain partners and employees of TWPG LLC with a guaranteed payment by July 15, 2005. These retention bonus payments were subject to the following terms and conditions:

•	a partner or employee must be employed with TWPG LLC through the retention dates which were April 15 and July 15, 2005 for partners and employees, respectively, in order to receive his or her retention bonus;

•	a partner or employee who left TWPG LLC voluntarily on or prior to the payment date would not be entitled to a retention bonus;

•	a partner or employee whose employment was terminated for poor performance, misconduct or any violation of TWPG LLC’s policies or any regulatory policies on or prior to the payment date would not be entitled to a retention bonus; and

•	a partner or employee whose employment was otherwise terminated by TWPG LLC on or prior to the payment date would be paid his or her retention bonus.
     These retention bonus payments were not part of the bonus paid to partners or employees of TWPG LLC for work performed in 2004, and were paid to partners and employees in 2005 for a total of $17.6 million, with individual payments ranging from $2.5 thousand to $750 thousand.
     The Company considered the implications of SFAS No. 5 paragraphs 8(a) and (b) and concluded that no liability existed as of December 31, 2004. The retention liability accrued over the service period which began at the date of grant in January 2005 and ended at the date of payment. As noted above, no retention payments were made to employees who voluntarily terminated their employment before the payment date. The accounting literature supporting this treatment is prescribed in paragraph 6a of Accounting Principles Board Opinion No. 12 (Omnibus Opinion—1967) that addresses deferred compensation contracts:
“To the extent the terms of the contract attribute all or a portion of the expected future benefits to an individual year of the employee’s service, the cost of those benefits shall be recognized in that year. To the extent the terms of the contract attribute all or a portion of the expected future benefits to a period of service greater than one year, the cost of those benefits shall be accrued over that period of the employee’s service in a systematic and rational manner.”
Note 17 - Subsequent Events, page F-27
38.	Please revise the pro forma financial information to reflect the subsequent event regarding the agreement pursuant to which the responsibility for management and operations of certain of the Firm’s private equity funds will be assumed by a new general partner such that as a result of the arrangements, the Firm does not expect to recognize future revenues in the form of management fees from Thomas Weisel Capital Partners, L.P. and affiliated funds, or TWCP but the Firm retains the right to receive distributions with respect to its capital account. In addition, please provide disclosure of the expected loss of $2.4 million (unaudited) in the fourth quarter of 2005 in connection with the closing of this transaction.
     The Company supplementally advises the Staff as follows:
     Background
     In September 2005, TWPG LLC entered into an agreement pursuant to which the responsibility for management and operations of certain of its private equity funds, including Thomas Weisel Capital Partners, L.P. and affiliated funds, or TWCP, would be assumed by a new general partner (“New GP”) owned by its employees who had been actively involved in the management of those funds. The transaction closed in November 2005. Following the closing, an affiliate of TWPG LLC remains as a general partner of TWCP but has no management responsibility. As a result of these arrangements, TWPG LLC does not expect to recognize future revenues in the form of management fees from TWCP but it retains the right to receive distributions with respect to its capital account.
     In Note 17, Subsequent Events, to the Consolidated Financial Statements of TWPG LLC and its subsidiaries included in the Registration Statement, the Company provided the most recent estimate of the expected loss in the fourth quarter of 2005 in connection with the closing of the TWCP transaction. The Company considered application of discontinued operations criteria under Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), and concluded that the TWCP transaction should not be classified as discontinued operations. The Company also considered application of Article 11 of Regulation S-X, in particular Rule 11-01(a)(4), relating to the furnishing of pro forma financial information, and concluded that pro forma financial information relating to the TWCP transaction is not required to be furnished since the disposition of TWCP is not considered “significant.” The Company’s analysis of application of SFAS No. 144 and Article 11 of Regulation S-X is summarized below.
     Review of Application of Discontinued Operations Criteria Under SFAS No. 144
     We considered application of SFAS No. 144, and concluded that the TWCP transaction should not be classified as discontinued operations as (1) TWCP is not a component entity of TWPG LLC, (2) the operations and cash flows of TWCP would not be eliminated from the ongoing operations of TWPG LLC as a result of the transaction, and (3) TWPG LLC will have significant continuing involvement in the operations of TWCP after the disposal transaction. Therefore, the income statement of TWPG LLC and its subsidiaries for current and prior periods should not report the results of operations of TWCP as discontinued operations.
     Specifically, a component of an entity is defined as being comprised of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. TWPG LLC’s Private Equity Group is made up of four fund groups, including the Merchant Banking Fund Group, which is comprised of TWCP and several other funds (the “Employee Funds”) that generally co-invest in TWCP portfolio companies together with TWCP on behalf of certain employees of TWPG LLC; the Fund of Funds Group; the Technology Venture Group and the Healthcare Venture Group. For purposes of SFAS No. 144, the Merchant Banking Fund Group is a component of TWPG LLC, because its operations and cash flows can be distinguished from the rest of TWPG LLC. The Merchant Banking Fund Group operates fairly independently within the Private Equity Group both operationally and financially. The employees working directly on the Employee Funds and obligations for management and operations of the Employee Funds have not been transferred to New GP and will continue to be part of the Private Equity Group.
     The cash flows from TWCP include, among other things, management fees, distributions of special profits interest and return of capital and gain on direct investments. The cash flows from future management fees have been transferred to New GP pursuant to the TWCP transaction. However, only a portion of the cash flows from distributions of special profits interest and return of capital and gain on direct investments will be transferred. In particular, New GP has been transferred the right to receive 50% of the gain on the direct investments, while the right to the return of capital and the other 50% of the gain has not been transferred. Similarly, New GP has been transferred the right to receive 50% of distributions of special profits interest in excess of $16.6 million, while the right to receive the first $16.6 million and the other 50% in excess thereof has not been transferred. In addition, TWPG LLC has side-by-side commitments and general partner commitments to TWCP, which have not been transferred pursuant to the TWCP transaction.
     TWPG LLC will have continuing involvement in the operations of TWCP. TWPG LLC will manage and operate the Employee Funds in conjunction with operational assistance from TWCP. All operational functions of the Employee Funds will have some overlap with those of TWCP so long as the TWCP portfolio investments remain active. TWCP investment monitoring, including valuation, and disposition decisions will be made in parallel with the Employee Funds. Financial reporting will also be a joint effort so that the limited partners of each Merchant Banking Fund Group fund has consistent statements and treatment of accounting items. Following the closing of the TWCP transaction, TWPG LLC also has the right to approve certain actions involving TWCP.
     Based on the above analysis, the Company concluded that the TWCP transaction should not be classified as discontinued operations.
     Review of Application of Article 11 of Regulation S-X
     The Company considered requirements under Article 11 of Regulation S-X, in particular Rule 11-01(a)(4), to furnish pro forma financial information when the disposition of a significant portion of a business either by sale, abandonment or distribution to shareholders has occurred or is probable and such disposition is not fully reflected in the financial statements of a registrant included in the filing.
     A disposition of TWCP is not considered significant as (1) TWPG LLC’s investments and advances to TWCP were less than 10% of TWPG LLC’s consolidated assets at December 31, 2004; (2) TWPG LLC’s proportionate share of the assets of TWCP was less than 10% TWPG LLC’s consolidated assets at December 31, 2004; and (3) TWPG LLC’s equity in the income from TWCP did not exceed 10% of TWPG LLC’s average consolidated income for the five years ended December 31, 2004. For purposes of the income test, in accordance with Regulation S-X, TWPG LLC’s average consolidated income for the last 5 years (omitting any loss years) was used, as its income for the most recent year 2004 is 10% lower than the 5-year average.
     Based on the above analysis, the Company concluded that pro forma financial information relating to the TWCP transaction is not required to be furnished under Article 11 of Regulation S-X.
* * *
     The Company plans to file Amendment No. 1 to the Registration Statement, together with a letter responding to the Staff’s comments, promptly after you have had a chance to review the initial responses set forth above. We appreciate your time and attention to this matter. Please do not hesitate to call me on (650) 461-5620 with any questions that you may have with respect to the foregoing.

Very truly yours, Scott D. Miller

cc:	Mark Webb
Gregory Dundas
(Securities and Exchange Commission)

David A. Baylor
Mark P. Fisher
Robert K. West
Jack Helfand
(Thomas Weisel Partners Group, Inc.)

Jeffrey D. Saper
Robert G. Day
(Wilson Sonsini Goodrich & Rosati, P.C.)